UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BuzzFeed, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

12430A 102

(CUSIP Number)

Rhonda Powell, Esq.

c/o BuzzFeed, Inc.

111 East 18th Street, 13th Floor
New York, New York 10003

(212) 431-7464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mark Stevens, Esq.

Dawn Belt, Esq.

Ethan Skerry, Esq.

Aman Singh, Esq.

Janiece Jenkins, Esq.

Fenwick & West LLP

902 Broadway

New York, New York 10010

(212) 430-2600

December 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Jonah Peretti, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,437,416 (1)(2)
	9	SOLE DISPOSITIVE POWER 6,437,416 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,437,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.491%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Represents shares of Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.

(2) See description of the Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) concerning the ability of 200 Park Avenue, LLC (“Park Avenue”) to direct the vote of the Reporting Person’s shares on certain matters.

(3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Act”) based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock or Class C Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 3, 2021, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 110,789,875 shares of Class A Common Stock; (ii) 15,872,459 shares of Class B Common Stock; and (iii) 6,478,031 shares of Class C Common were outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

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CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Jonah Peretti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,019,830(1)(2)(3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,437,416(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,019,830 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.787%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents shares of Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock at any time at the election of the holder on a one-for-one basis. All Class B Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC.

(2) Additionally, Jonah Peretti has been granted an irrevocable proxy by Johnson BF, LLC and John S. Johnson, III for voting power of an aggregate total of 5,582,414 shares of Class B Common Stock included in this total. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.

(3) See description of the Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) concerning the ability of Park Avenue to direct the vote of the Reporting Person’s shares on certain matters.

(4) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock or Class C Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 3, 2021, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 110,789,875 shares of Class A Common Stock; (ii) 15,872,459 shares of Class B Common Stock; and (iii) 6,478,031 shares of Class C Common were outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

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CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS Johnson BF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,550,953(2)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550,953(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.771%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 5,582,414 shares of Class B Common Stock beneficially owned by the Reporting Person, which amount includes the shares reported in row 11, above. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.

(2) Represents shares of Class B Common Stock, which is convertible at any time at the election of the holder into Class A Common Stock, on a one-for-one basis. All Class B Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.

(3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock or Class C Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 3, 2021, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 110,789,875 shares of Class A Common Stock; (ii) 15,872,459 shares of Class B Common Stock; and (iii) 6,478,031 shares of Class C Common were outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

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CUSIP No. 12430A 102

1	NAMES OF REPORTING PERSONS John S. Johnson, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER 31,461 (2)(3)
	10	SHARED DISPOSITIVE POWER 5,550,953 (3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,414 (3)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.797%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Johnson BF, LLC and John S. Johnson, III have granted an irrevocable proxy to Jonah Peretti for voting power of an aggregate total of 5,582,414 shares of Class B Common Stock beneficially owned by the Reporting Persons. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) concerning the ability of Jonah Peretti to direct the vote of the shares held by Johnson BF, LLC and John S. Johnson, III.

(2) Represents 31,461 shares of Class B Common Stock directly held by the Reporting Person.

(3) Each share of Class B Common Stock is convertible at any time at the election of the holder into one share of Class A Common Stock.

(4) Represents 5,550,953 shares of Class B Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class B Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.

(5) Represents: (i) 31,461 shares of Class B Common Stock directly held by the Reporting Person; and (ii) 5,550,953 shares of Class B Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class B Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.

(6) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock or Class C Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of December 3, 2021, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 110,789,875 shares of Class A Common Stock; (ii) 15,872,459 shares of Class B Common Stock; and (iii) 6,478,031 shares of Class C Common were outstanding as of December 3, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021.

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Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of BuzzFeed, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 111 East 18th Street, 13th Floor, New York, New York 10003.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of: (i) Jonah Peretti (“Mr. Peretti”); (ii) Jonah Peretti, LLC (“Peretti LLC”); (iii) John S. Johnson, III (“Mr. Johnson”); and (iv) Johnson BF, LLC (“Johnson LLC”). The aforementioned parties may be referred to collectively herein as the “Reporting Persons” or, as context dictates, individually as a “Reporting Person.”

The business address or principal office address, as applicable, of Mr. Peretti and Peretti LLC is: 111 East 18th Street, 13th Floor, New York, New York 10003. The business address or principal office address, as applicable, of Mr. Johnson and Johnson LLC is: c/o CRM Management, 205 Hudson Street, Suite 1002, New York, NY 10013.

Mr. Peretti’s principal occupation is as the Chief Executive Officer of the Issuer. The principal occupation of Mr. Johnson is as an entrepreneur.

During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Johnson and Mr. Peretti are citizens of the United States. Johnson LLC is a New York limited liability company. Peretti LLC is a California limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

All the securities reported herein as beneficially owned by each of the Reporting Persons were acquired pursuant to the Merger Agreement (as defined in Item 4, below) upon completion of the Business Combination (as defined in Item 4, below) on December 3, 2021 (the “Closing Date”). On the Closing Date, each share of Original BuzzFeed (as defined in Item 4, below) Class B Common stock owned by each Reporting Person, as stockholders of Original BuzzFeed, was canceled and converted into 0.306 shares of the Issuer’s Class B Common Stock. The preceding summary is qualified by reference to the full text of the Merger Agreement, and Amendment No. 1 to the Merger Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

Business Combination

On June 24, 2021, the Issuer entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and among Bolt Merger Sub I, Inc. (“Merger Sub I”), Bolt Merger Sub II, Inc. (“Merger Sub II”), and BuzzFeed, Inc. (“Original BuzzFeed”), pursuant to which: (i) Merger Sub I merged (the “First Merger”) with and into Original BuzzFeed, with Original BuzzFeed being the surviving constituent party to the First Merger and continuing its existence as a wholly owned subsidiary of the Issuer and (ii) immediately following the First Merger, Original BuzzFeed merged with and into Merger Sub II (the “Second Merger,” together with the First Merger, the “Two-Step Merger”) with Merger Sub II being the surviving constituent party to the Second Merger. The Two-Step Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

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Mr. Peretti serves as the Chief Executive Officer and a member of the Issuer’s board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. Except as described in this Item 4 or in Item 6, below, none of the Reporting Persons have present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and Item 13 set forth in the tables on the cover page and Item 2, above, with respect to each Reporting Person filing jointly in this Schedule 13D.

As a result of the voting arrangements described below under Item 6, below, the Reporting Persons filing jointly on this Schedule 13D may be deemed to be a group within the meaning of Section 13(d)(3) of the Act with 200 Park Avenue Partners, LLC (“Park Avenue”) and its manager, Scott Flanders. The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer owned by Park Avenue and/or Scott Flanders, and each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by Park Avenue and/or Scott Flanders.

(c) Except as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities in the past 60 days.

(d) Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Agreement and Plan of Merger

On December 3, 2021, pursuant to the Merger Agreement, each share of Original BuzzFeed Class B Common Stock owned by each Reporting Person, as stockholders of Original BuzzFeed, was canceled and converted into 0.306 shares of the Issuer’s Class B Common Stock. Pursuant to the Merger Agreement: (i) Jonah Peretti, LLC received 6,437,416 shares of Class B Common Stock; John S. Johnson, III received 31,461 shares of Class B Common Stock; and (iii) Johnson BF, LLC received 5,550,953 shares of Class B Common Stock.

Voting Agreement

As a condition to the closing of the Business Combination, Mr. Peretti, Peretti LLC, and Park Avenue (collectively, the “Voting Agreement Parties”) entered into a voting agreement (the “Voting Agreement”) which is attached hereto as Exhibit 99.4 and incorporated herein by this reference, pursuant to which each of Mr. Peretti, Peretti LLC and any of Mr. Peretti’s permitted transferees that become party to the Voting Agreement agreed to vote all shares in the capital of the Issuer beneficially owned by such parties in favor of the election of the following individuals to be members of the Issuer’s board of directors for a period of three years following the closing of the Business Combination: (i) one director nominee to be designated by Park Avenue; and (ii) two director nominees to be designated by Park Avenue and approved by Mr. Peretti.

The Reporting Persons acquired securities of the Issuer for investment purposes. Each Reporting Person may, from time to time, in his or its own discretion and depending upon market conditions and other factors deemed relevant by such Reporting Person, acquire shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, including, without limitation, options, restricted stock units, or warrants. Each Reporting Person reserves the right to, and may in the future choose to, change his or its purpose with respect to the investment and take such actions as he or it deems appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market (including by means of Rule 10b5-1 plans), in privately negotiated transactions, through transfers, exchanges or gifts, all or a portion of the shares of the securities of the Issuer which he or it now owns or may hereafter acquire. Any decision by any of the Reporting Persons to increase his or its holdings in the Issuer’s securities, will depend, however, on numerous factors, including, without limitation, the price of shares of the Issuer’s securities, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of such Reporting Person, tax considerations and general economic and market conditions. At any time, any of the Reporting Persons, acting in such party’s sole discretion, may determine to dispose of some or all of his holdings of the Issuer’s securities depending on those and other considerations.

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Holder Voting Agreement

On July 21, 2021, Original BuzzFeed, Mr. Johnson, Johnson LLC, and Mr. Peretti entered into the Holder Voting Agreement (the “Holder Voting Agreement”), pursuant to which Mr. Johnson and Johnson LLC agreed to grant to Mr. Peretti an irrevocable proxy to vote or consent as to all of Mr. Johnson’s and Johnson LLC’s shares (including any shares Mr. Johnson or Johnson LLC shall acquire following the date of the Holder Voting Agreement), in Mr. Peretti’s sole discretion, on all matters submitted to a vote of the stockholders or through the solicitation of a written consent of stockholders. The foregoing description of the Holder Voting Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Investor Rights Agreement

On June 24, 2021, the Reporting Persons entered into the Eighth Amended and Restated Investors’ Rights Agreement (the “IRA”), pursuant to which the Reporting Persons agreed not to engage in certain transfers of, or other transactions in, the Issuer’s securities for a period of 180 days from the closing of the Business Combination. The foregoing description of the IRA contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Escrow Agreement

On December 3, 2021, Mr. Peretti and Peretti LLC (together, for purposes of this paragraph, the “Escrow Obligors”), NBCUniversal Media, LLC (“NBCU”) and PNC Bank, National Association, entered into an amended and restated escrow agreement (the “Escrow Agreement”) which amends and restates in its entirety the Escrow Agreement dated June 23, 2021 (the “Prior Escrow Agreement”) and provides for, among other things, the escrow of 1,200,000 shares of Class B Common Stock (the “Escrowed Shares”) held by Peretti LLC. The Escrow Agreement revised the escrow mechanics related to the Escrowed Shares in the Prior Escrow Agreement to accommodate the fact that the Escrowed Shares would be issued in book-entry rather than certificate form and corrected the definition of Closing Date to refer to December 3, 2021, the actual closing date of the Business Combination. Pursuant to the Escrow Agreement, in the event the Transfer Date SPAC Share Price (as defined in the Escrow Agreement) is less than $12.50 per share on the Transfer Date (as defined in the Escrow Agreement), the Escrow Obligors and NBCU shall instruct the escrow agent to transfer: (i) to NBCU a number of Escrowed Shares equal to the Make Whole Shares (as defined in the Escrow Agreement); and (ii) to the Escrow Obligors, the remainder of the Escrowed Shares, if any. If the Transfer Date SPAC Share Price is equal to or greater than $12.50 on the Transfer Date, then the Escrow Obligors and NBCU shall instruct the escrow agent to return all of the Escrowed Shares to the Escrow Obligors. The foregoing description of the Escrow Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 99.7, and incorporated herein by reference.

Registration Rights Agreement

On December 3, 2021, the Issuer entered into an Amended and Restated Registration Rights Agreement with the Reporting Persons and certain other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to provide to the Reporting Persons, the other parties thereto and each of their permitted transferees certain registration rights, including, among other things, customary “demand” and “piggyback” registration rights, with respect to their shares of the Issuer’s common stock, subject to certain requirements and customary conditions. The foregoing description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement, dated as of December 13, 2021, by and among the Reporting Persons. Filed herewith.

Exhibit 99.2: Agreement and Plan of Merger dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39877) filed with the SEC on June 24, 2021.

Exhibit 99.3: Amendment No. 1 to Agreement and Plan of Merger, dated as of October 28, 2021, by and among 890 5th Avenue Partners, Inc. Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc., incorporated by reference to Annex A-1 to Annex A to Amendment No. 5 to the Issuer’s Form S-4A (File No. 333-258343) filed with the SEC on November 9, 2021.

Exhibit 99.4: Voting Agreement by and among BuzzFeed, Inc., 200 Park Avenue Partners, LLC, Jonah Peretti, and Jonah Peretti, LLC, incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K (File No. 001-39877) filed with the SEC on December 9, 2021.

Exhibit 99.5: Holder Voting Agreement, dated July 21, 2021, by and among BuzzFeed, Inc., Jonah Peretti, John S. Johnson, III, and Johnson BF, LLC, incorporated by reference to Exhibit 10.9 to the Issuer’s Form S-4 (File No. 333-258343) filed with the SEC on July 30, 2021.

Exhibit 99.6: Eighth Amended and Restated Investor Rights Agreement, dated as of June 24, 2021, by and among BuzzFeed Inc. and the other parties thereto, incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4 (File No. 333-258343) filed with the SEC on July 30, 2021.

Exhibit 99.7: Amended and Restated Escrow Agreement, dated December 3, 2021, by and among NBCUniversal Media, LLC, Jonah Peretti, Jonah Peretti, LLC, and PNC Bank, National Association, as escrow agent, incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K (File No. 001-39877) filed with the SEC on December 9, 2021.

Exhibit 99.8: Amended and Restated Registration Rights Agreement, dated December 3, 2021, by and among BuzzFeed, Inc. and the other parties listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39877) filed with the SEC on December 9, 2021.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

By:	/s/ Jonah Peretti
Jonah Peretti

JONAH PERETTI, LLC

By:	/s/ Jonah Peretti
Name:	Jonah Peretti
Title:	Authorized Person

By:	/s/ John S. Johnson, III
John S. Johnson, III

JOHNSON BF, LLC

By:	/s/ John S. Johnson, III
Name:	John S. Johnson, III
Title:	Authorized Person

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